Nauticus Robotics, Inc.

17146 Feathercraft Lane, Suite 450

Webster, Texas 77598

September 8, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nauticus Robotics, Inc.

Registration Statement on Form S-1, as amended

File No. 333-273752

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Nauticus Robotics, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-reference Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. Eastern Time on September 12, 2023, or as soon thereafter as practicable.

Please contact Michael J. Blankenship of Winston & Strawn LLP, securities counsel to the Company, at (713) 651-2678 when the above-referenced Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Nauticus Robotics, Inc.

By:	/s/ M. Dilshad Kasmani
Name:	M. Dilshad Kasmani
Title:	Chief Legal and Administrative Officer